UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 23, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Motorcar Parts of America, Inc.

File No. 001-33861 - CF# 36436

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Motorcar Parts of America, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on June 11, 2018, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on August 9, 2018.

Based on representations by Motorcar Parts of America, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 8-K filed June 11, 2018   through June 5, 2023
Exhibit 10.1 to Form 10-Q filed August 9, 2018   through June 5, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary